LAW OFFICES

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ

A PROFESSIONAL CORPORATION

FIRST TENNESSEE BUILDING

165 MADISON AVENUE

SUITE 2000

MEMPHIS, TENNESSEE 38103

(901) 526-2000

FACSIMILE

(901) 577-2303

MATTHEW S. HEITER, SHAREHOLDER

Direct Dial: 901.577.8117

Direct Fax: 901.577.0737

E-Mail Address: mheiter@bakerdonelson.com

April 2, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela A. Long, Assistant Director

Re:	Macquarie Equipment Leasing Fund, LLC

Registration Statement on Form S-1 Amendment No. 2

Filed on April 2, 2009

File No. 333-154278

Ladies and Gentlemen:

On behalf of Macquarie Equipment Leasing Fund, LLC (the “Fund”), enclosed herewith is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as filed with the Securities and Exchange Commission on April 2, 2009 (the “Registration Statement”). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated February 11, 2009 (the “Comment Letter”), and addressed to David Fahy, President of Macquarie Asset Management Inc., the manager of the Fund (the “Manager”). The Amendment also includes certain revisions requested by the Financial Industry Regulatory Authority and certain state securities administrators, in addition to certain updating and conforming changes made by the Fund. We will separately deliver copies of the amended Registration Statement, marked to show changes from the original filing, to members of the Staff specified in the Comment Letter.

The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

General

1.	In an amendment filed after February 11, 2009, please revise to include financial statements for the interim period ending December 31, 2008, in accordance with Rule 3-12 of Regulation S-X.

RESPONSE: Financial statements as of December 31, 2008 have been included in the Amendment.

Income, Losses, Distributions and Distributions Policy, page 67

2.	We note your revised disclosure in response to comment 34 of our November 12, 2008 letter. You did not, however, address the second half of our comment regarding the assumptions and the calculations you made in arriving at the distribution amounts you use in your example. Please revise your disclosure accordingly.

RESPONSE: The disclosure on page 72 of the Registration Statement has been further revised. This example has been provided to disclose to investors that:

•

given the depreciating nature of the Fund’s underlying investments, they should not expect the last distribution they receive from the Fund to equal the amount of their initial investment. Given the depreciating nature of the Fund’s underlying investments, capital will be returned to investors gradually over the life of the Fund; and

•	cash flows from an investment in the Fund that provide an “investor return” of 8% per annum are unlikely to mirror the cash flows from, for example, a bond with an 8% per annum coupon.

Although the table on page 72 of the Registration Statement is an example only which demonstrates how the “investor return” threshold may be achieved, the Manager supplementally advises the Commission that the table has been revised to better approximate anticipated distributions during the life of the Fund.

As the table has been designed as an example to demonstrate how investor return may be achieved, the distribution amounts were “back-solved” to arrive at an internal rate of return to investors of 8% per annum. The Manager notes the following disclosure in bold lettering beneath the aforementioned table:

“The foregoing table is an example only and is not a forecast or guarantee of the distributions we will make or that we will in fact achieve investor return.”

As there are an infinite number of possible cashflow profiles which may result in an internal rate of return of 8% per annum, the Manager assumed a cashflow profile where the majority of distributions were made at an 8% distribution rate. The Manager supplementally advises the Commission that an 8% distribution rate is consistent with the distribution rate of other equipment leasing programs in the market and consistent with internal analysis prepared by the Manager. However, the Manager notes the numerous disclosures throughout the Registration Statement regarding the rate, frequency and composition of distributions, including those on the prospectus cover page and on pages 5, 18, 19 and 72 of the Registration Statement. The remainder cashflows in the example table, namely those as of January 1, 2015 and January 1, 2019, were then “back-solved,” in a manner consistent with the Manager’s internal analysis, such that the internal rate of return formula:

CF0	+	CF1 (1 + r)[1]	+	CF2 (1 + r)[2]	+	CF3 (1 + r)[3]	+	CFn (1 + r)[n]	=	0

where “CF” is the cashflow per period, “n” is the number of periods and “r” is the internal rate of return, is satisfied where “r” equals 8% per annum.

Federal Income Tax Consequences, page 70

Opinion of Counsel, page 70

3.	We note your revised disclosure in response to commend 36 of our prior letter. We note that your opinion in § 2 is subject to uncertainty. Please have your counsel explain in detail why it cannot give a “will” opinion by describing the degree of uncertainty and the related risks to the investors.

RESPONSE: The Registration Statement has been revised to describe the degree of uncertainty in our counsel’s opinion and the related risks to investors. Please see page 76.

Part II

Signatures

4.	We note your response to prior comment 47; however, your registration statement must be properly executed by all requisite parties. Please have the registration statement signed by the Chief Financial Officer and the Chief Accounting Officer.

RESPONSE: The Registration Statement has been executed by the Principal Financial Officer and the Principal Accounting Officer.

Please do not hesitate to contact the undersigned at (901) 577-8117 or, in his absence, Irene Graves at (205) 250-8314, if you have any questions or comments relating to the Fund’s response to the Comment Letter.

Very truly yours,

/s/ Matthew S. Heiter

Matthew S. Heiter

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

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